Overview of the Acquired Technology Based Asset

The acquired “technology based asset” is a set of custom designed PHP and database source code developed to operate and power directory, city guide or other industry specific and location based websites in any industry and add layers of functionality as they are needed based on the specific business direction of the individual website running the code. The code is then modified to conform to the specific user interface of a web site and deliver a set of usable functionality that is required by the website. The code can be used to power websites such as directories, city guides, jobs, classified, marketing, shopping, auctions, white pages and a number of other similar types of businesses and industries. As it relates to our Company we plan to use some or all of the code in a new redesign of the network of city guide domain names we acquired last October as well as certain new and existing directories and websites. Below is a comprehensive summary of the core functionality of the code:

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Provide directory location based what and where search functionality both in the US and Internationally.

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Provide users with a micro website tied to a subdomain creation function the allows users to instantly launch and manage a micro website and select the sub-domain name for example; a Tampa based chiropractor may select the subdomain tampa.chiropractor.net (for our directory www.Chiropractor.net) this would provide the user with a keyword rich, geo targeted domain name to run a pay per click campaign to and, most likely, based on the content, because the users primary keywords are included in the landing page domain name the users cost per click would be reduced as would future webmaster costs associated with content changes. The user would have complete 24/7 access to manage the site content.  Our code gives user’s access to geo domains that are not currently available (usually in key vertical markets in some of the top demographic markets in the US and Canada) that are optimized for search engine marketing.

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Gather and compile user data enabling front end users to create accounts and client dashboards subject to a specific set of rules that provide them access to specific areas within a website.

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Set any number of vertically targeted e-mail drip campaigns for users after they either sign-up or complete a call to action.

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Custom client dashboard capabilities are included in the code and can be modified according to the required use, i.e., classifieds, local listing management, web site content management,  subscription based billing and accounting systems and much more.

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Traffic analytics tracking is included in the core code that allows users to track the amount of classified ads placed, ads currently running, expired, traffic to each ad, revenue tracking and ore. All of the traffic tracking capabilities are embedded into the client dashboards and can be customized according to whatever uses a specific purpose a specific website may require.

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The code has several modules including a businesses for sale module (similar in nature and function to bizbuysell.com) which can be customized again as needed based on the specific business model of a specific website, and can operate globally as this and several other modules can be modified for online uses outside of the United States. Again this module and most others are tied to a custom client dashboard area and can be modified as needed based on business model but allow the end allow to completely manage listings.

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Direct mail and database management functionality is provided within the code allowing a business to manage and track all related activities including traffic and sales based on that specific business model capture and set up e-mail marketing campaigns, develop lists based on calls to action via landing pages and much more.

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Affiliate tracking, the code contains an affiliate tracking module allowing a website to set-up and track all affiliate activities from within the a website.

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People/white pages search. The code has the ability to provide a people search function provided the data and content has been uploaded into the site and tied to a specific dashboard. Alternatively the people search can be integrated with many third party data providers to deliver the same functionality but still be managed from an internal dashboard.

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White papers, the code provides for a white papers admin area allowing website users to create, manage and track whitepapers.

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Landing pages, the code has a turn-key landing pages module that allows users to create, manage and track landing pages that can be tied to a search engine optimized pay per click advertising campaign. This module can be customized for any website based on its business objectives.

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Project management module allows users to create, manage and track projects from a single dashboard and can be customized accordingly.

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Sales and territory managers sales management, allows a website user to track all sales activities and interact with sales managers or associates.

Since the core functionality of the code relates specifically to the operation of web sites and are web based the core code will not become outdated as the functions it provides will continue to be relevant to our business for the foreseeable future. Going forward, as we have previously stated, pursuant to the relevant accounting literature, going forward we’ll periodically impairment test the asset.